UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 3

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person

   Algonquin Capital Management, LLC
   440 Main Street
   Ridgefield, Connecticut 06877

   and the Reporting Person(s) listed on Addendum 1 hereto.

2. Date of Event Requiring Statement (Month/Day/Year)

   3/05/2001

3. IRS Number of Reporting Person
   (Voluntary)

   223757286

4. Issuer Name and Ticker or Trading Symbol

   Ocean Power Corporation (PWRE)

5. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

6. If Amendment, Date of Original (Month/Day/Year)

   N/A

7. Individual or Joint/Group Filing (Check Applicable Line)
   ( ) Form filed by One Reporting Person
   (X) Form filed by More than One Reporting Person

Table I -- Non-Derivative Securities Beneficially Owned

1. Title of Security   2. Amount of    	3. Ownership     4. Nature of Indirect
                          Securities         Form:            Beneficial Ownership
                          Beneficially       Direct(D) or
                          Owned              Indirect(I)

Common Stock              1,688,000          D

Common Stock		  111,000		   I              By Lockwood Children's
                                                            Longterm Trust

Total                     1,799,000

Table II -- Derivative Securities Beneficially Owned

1.Title of    2.Date Exer-    3.Title and Amount    4. Conver-     5. Ownership    6. Nature of
Derivative      cisable and     of Securities          sion or        Form of         Indirect
Security        Expiration      Underlying             Exercise       Derivative      Beneficial
                Date            Derivative Security    Price of       Security:       Ownership
                (Month/Day/     ---------------        Deri-          Direct(D) or
                Year)           Title   Amount or      vative         Indirect (I)
               ---------------          Number of      Security
               Date    Expira-          Shares
               Exer-   tion
               cisable Date

Warrants	  1/27/00  1/27/03          1,000,000      $1.50 per	     D
                                                        share


Warrants	  8/29/00  8/29/03          688,000        $1.50 per	     D
                                                        share

Warrants      8/29/00  8/29/03          100,000        $1.50 per       I             By Lockwood
                                                        share                        Children's
                                                                                     Longterm Trust

Warrants	  3/05/00  3/05/03          1,000,000      $1.50 per	     D
                                                        share

Total                                   2,788,000


ALGONQUIN CAPITAL MANAGEMENT

					*
By: _________________________
	Title: Member Manager


MICHAEL LOCKWOOD

					*
By: _________________________

** Signature of Reporting Persons


DATE
March 21, 2001


Explanation of Responses:

+ 	Michael Lockwood may be deemed to be the controlling person of
Algonquin and Lockwood Children's Longterm Trust and therefore may be deemed to be the indirect beneficial owner of the 4,587,000 shares of Ocean Power Corp., owned directly by Algonquin and Lockwood Children's Longterm Trust.

* Not to be construed as an admission of beneficial ownership.

** Intentional misstatements or omissions of facts constitute
Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C.
78ff(a).

ADDENDUM 1

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person

Michael Lockwood
440 Main Street
Ridgefield, Connecticut 06877

2. Date of Event Requiring Statement (Month/Day/Year)

3/05/2001

3. IRS Number of Reporting Person
(Voluntary)



4. Issuer Name and Ticker or Trading Symbol

Ocean Power Corporation (PWRE)